TENAX THERAPEUTICS, INC.

101 Glen Lennox Drive, Suite 300

Chapel Hill, North Carolina 27517

February 5, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Daniel Crawford Division of Corporation Finance Office of Life Sciences

Re:	Acceleration Request Tenax Therapeutics, Inc. Registration Statement on Form S-1 Filed December 1, 2023, as amended on February 1 and 2, 2024 (File No. 333-275856)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Tenax Therapeutics, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Tuesday, February 6, 2024, at 5:30 p.m. Eastern Time, or as soon thereafter as practicable or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission.

The Registrant hereby authorizes Lorna A. Knick and/or S. Halle Vakani of Wyrick Robbins Yates & Ponton LLP to orally modify or withdraw this request for acceleration.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Wyrick Robbins Yates & Ponton LLP, by calling Lorna A. Knick (919) 865-2823. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Ms. Knick via email at lknick@wyrick.com.

Very truly yours,

TENAX THERAPEUTICS, INC.

By:	/s/ Christopher T. Giordano
Christopher T. Giordano
President and Chief Executive Officer

cc: Lorna A. Knick, Wyrick Robbins Yates & Ponton LLP